Exhibit 99.1

Enerplus Closes Equity Financing

CALGARY, Feb. 8, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that it has closed the equity offering previously announced on January 17, 2012. Upon closing of the offering, a total of 14,708,500 common shares were issued at a price of CDN$23.45 per share for gross proceeds of approximately CDN$345 million. This includes 1,918,500 common shares issued pursuant to the exercise by the underwriters of the full amount of the over-allotment option. The syndicate of underwriters was led by RBC Capital Markets and BMO Capital Markets. The net proceeds from the equity offering will be used to initially reduce bank indebtedness and subsequently to fund a portion of Enerplus' 2012 capital spending program.

Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 09:00e 08-FEB-12